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SEC FILE NUMBER
0-20600

CUSIP NUMBER
98975W104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Zoltek Companies, Inc.

Full Name of Registrant
NA

Former Name if Applicable
3101 McKelvey Road

Address of Principal Executive Office (Street and Number)
St. Louis, Missouri 63044

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Despite the Registrant’s diligent efforts, the Registrant was unable to timely complete its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 without unreasonable effort or expense due to unanticipated delays in completing the Registrant’s independent registered public accountants’ final review of the Registrant’s audited consolidated financial statements and related support documentation.

The Registrant filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 on December 2, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Andrew W. Whipple	(314)	291-5110
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 will report net sales of $185.6 million, representing an increase of $34.7 million from net sales of $150.9 million reported by the Registrant for the fiscal year ended September 30, 2007. The increase in net sales was primarily the result of increased carbon fibers products sales, reflecting continued strong demand for such products, particularly for wind energy applications, as well as capacity increases and operational enhancements. The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 will report net income from continuing operations of $7.4 million, or $0.22 per basic and diluted share, compared to a net loss from continuing operations of $2.0 million, or $0.07 per basic and diluted share, reported for the fiscal year ended September 30, 2007. The increase in net income from continuing operations and net income per share were primarily attributable to increases in net sales of carbon fibers, decreases in non-cash charges relating to convertible debt issuances and increased operating efficiencies.

ZOLTEK COMPANIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 2, 2008	By	/s/ Andrew W. Whipple

Andrew W. Whipple
Chief Accounting Officer